UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 13, 2021

We hereby inform you as a Relevant Information Communication that IG4 Capital Infrastructure Investments LP ("IG4") has entered into a Convertible Bond Subscription Agreement with AENZA S.A.A. (the "Agreement") whereby it agrees to subscribe to debt instruments convertible into shares for a total price of US$ 22'120,000.00 (twenty-two million one hundred and twenty thousand US Dollars) issued by AENZA S.A.A. as part of the Convertible Bond Program publicly announced in January 2021 for up to US$ 90 million. The subscription commitment referred above is subject to the condition that the tender offer made by IG4 is successful.

Finally, it is noted for the record that the execution of an Agreement was disclosed by IG4 in its response to Resolution No. 2735-2021-SMV/11.1 issued by the Superintendencia del Mercado de Valores published on the website of the aforementioned entity within the framework of the tender offer launched by IG4.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 13, 2021